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                                                                  EXH 99.7



                        [LETTERHEAD OF JOSHUA GREEN III]

March 19, 1997

U.S. Bancorp
First Bank System, Inc.

Gentlemen:

This is to advise you that I intend to use my reasonable best efforts to cause all shares of U.S. Bancorp, owned or controlled by me, to be voted in favor of the proposed merger between U.S. Bancorp and First Bank System, Inc.

I also agree not to solicit any proposals or offers relating to any merger or other business combination with U.S. Bancorp during the term of the merger agreement between U.S. Bancorp and First Bank System, Inc.

Sincerely,


    /s/ Joshua Green III